14042194

12/22/14

SECURI ... ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-20392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Avenue, Suite 1503
(No. and Street)

New York (City) | New York (State) | 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe | (212) 584-2001 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway (Address) | Livingston (City) | New Jersey (State) | 07039-1711 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/23/14

World First Financial Services, Inc.
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2014

World First Financial Services, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision of k(2)(ii) of Rule 15c3-3 as of and for the period ended September 30, 2014.

WORLD FIRST FINANCIAL SERVICES, INC.

SEPTEMBER 30, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of September 30. 2014, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of September 30, 2014, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Sobel & Co., LLC

November 21, 2014

Member of PKF North America
An association of legally independent firms